Inland Real Estate Income Trust, Inc.

Creative. Well-Structured. Differentiated Products.

inland-investments.com

Recommendation to Reject the Unsolicited Offer to Sell Your Clients' Shares to MacKenzie

If your clients are considering selling their shares to MacKenzie, please read the information below:

Dear Financial Advisor Partner,

Your clients will be receiving or may have already received correspondence from MacKenzie[1] relating to an unsolicited tender offer to purchase your clients' shares of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at a price of $11.65 per share. MacKenzie is not affiliated with Inland Income Trust and its sole reason for the tender is to profit at your clients' expense. **The board of directors of Inland Income Trust unanimously recommends that your clients REJECT the offer** as we believe the stock is worth considerably more than the price offered.

View Stockholder Letter

[1] The purchasers consist of MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC and SCM Special Fund 3, LP (collectively, MacKenzie).

Contact Your Inland Team »

View SEC Filings.

Inland Securities Corporation | 2901 Butterfield Road, Oak Brook, IL 60523 | 800.826.8228